Exhibit 99.1

JOINT STATEMENT BY CANADIAN BANKS AND LIFE INSURANCE COMPANIES REGARDING ANNUAL MEETING PLANNING

TORONTO, ON, March 20, 2020 – This is a joint statement issued by BMO, CIBC, Canadian Western Bank, Laurentian Bank, National Bank, RBC, Scotiabank, TD Bank, Great-West Lifeco, Canada Life, Manulife and Sun Life. Each of us is actively monitoring COVID-19 developments and the directives from public health and government authorities for group gatherings and social distancing, and we have been taking a series of proactive precautionary measures to help support the health and well-being of our employees, clients and the general public. This degree of care and concern extends to all of our shareholders and policyholders, and we have been carefully considering alternatives for our respective annual meetings.

The health and well-being of our employees, clients, investors and communities is our collective priority. In line with the latest directives from public health and government authorities, we have jointly obtained a court order that allows us to hold our annual meetings, in whole or in part, using electronic means. The order permits our meetings to be conducted over one or more of webcasting, teleconference or other electronic means, in each case in addition to, or instead of, an in-person meeting, and permits alternative means for distributing meeting materials. The order was obtained because Canadian banks and insurance companies are not permitted to conduct an electronic annual meeting in lieu of an in-person meeting without relief from the court.

We believe these precautions are prudent measures to protect the health and well-being of our stakeholders, while supporting shareholder and policyholder engagement and their ability to attend and exercise their rights.

The specific arrangements for each annual meeting will be announced separately prior to the scheduled date. We encourage our shareholders and policyholders to visit our websites in advance of our annual meetings for the most current information.

Bank of Montreal	The Bank of Nova Scotia
BMO Life Assurance Company	Media Relations
Media Relations	Laura Mergelas
Paul Gammal	(437) 244-7863 (m) | (416) 285-2639 (o)
(416) 867-3996	laura.mergelas@scotiabank.com
paul.gammal@bmo.com

Investor Relations
Jill Homenuk
(416) 867-4770
jill.homenuk@bmo.com

Canadian Imperial Bank of Commerce	Canadian Western Bank
Media Relations	Investor Relations
Tom Wallis	Chris Williams
(416) 980-4048	(780) 508-8229
tom.wallis@cibc.com	chris.williams@cwbank.com

Laurentian Bank of Canada	National Bank of Canada
Media Relations	Media Relations
Hélène Soulard	Marie-Pierre Jodoin
(514) 926-3295 (m)	(514) 394-4209
(514) 284-4500 x 40015 (o)	mariepierre.jodoin@nbc.ca
helene.soulard@lbcfg.ca
Investor Relations
Marianne Ratté
1-866-517-5455
investorrelations@nbc.ca /
relationsinvestisseurs@bnc.ca

Royal Bank of Canada	The Toronto-Dominion Bank
RBC Life Insurance Company	Media Relations
Media Relations	Julie Bellissimo
Gillian McArdle	(416) 965-6050
(416) 842-4231	julie.bellissimo@td.com
gillian.mcardle@rbc.com
Investor Relations
Investor Relations	Gillian Manning
Asim Imran	(416) 308-6014
(416) 955-7804	gillian.manning@td.com
asim.imran@rbc.com

Great-West Lifeco Inc.	Manulife Financial Corporation
The Canada Life Assurance Company	The Manufacturers Life Insurance
Media Relations	Company
Liz Kulyk	Media Relations
(204) 926-5012	Brooke Tucker-Reid
media.relations@canadalife.com	(647) 528-9601
brooke_tucker-reid@manulife.com

Investor Relations	Investor Relations
Deirdre Neary	Adrienne O’Neill
(416) 552-3208	(416) 926-6997
deirdre.neary@canadalife.com	adrienne_oneill@manulife.com

Sun Life Financial Inc.
Sun Life Assurance Company of Canada
Media Relations
Rajani Kamath
(416) 979-6070
rajani.kamath@sunlife.com

Investor Relations
Leigh Chalmers
(647) 256-8201
investor.relations@sunlife.com